Edit Profile  Watch this investment opportunity  Share

# Mexibbean Island Grille

Mexican Restaurant

Huntsville, AL

Connect with us

Coming Soon

**Profile** **Data Room** **Discussion**

**This is a preview.** It will become public when you start accepting investment.

THE PITCH

**Mexibbean Island Grille is seeking investment to provide additional business capital as we launch at our new location at 200 Oakwood Ave, Huntsville,AL.**

**Lease Secured  Renovating Location**

**This is a preview.** It will become public when you start accepting investment.

INVESTOR PERKS

Mexibbean Island Grille is offering perks to investors. You earn perks based on your total investment amount in this business.

**Captain Investor Club** Invest $1,000 or more to qualify. *25 of 25 remaining*

Captain's will receive Mexibbean Swag Bag full of T-Shirts , Koozie , Surprises . Private Table at VIP Launch Party and a $100 Gift...

**This is a preview.** It will become public when you start accepting investment.

LOCATION

We are excited to be part of all the new re-development and positive energy coming to the Lincoln Mill Village area.


Granville's
GOURMET RIBS & BBQ
OPEN
Granville's

Mexibbean Island Grille is not accepting investment.

**View investment opportunities on Mainvest**

We will take over the space which was previously known as "Granville's BBQ."

We will share the same roof with "Krab Kings" seafood restaurant.

**This is a preview.** It will become public when you start accepting investment.
OUR MISSION

John C . Baker is a Huntsville native and veteran restaurateur who is teaming up with his wife of Kingston, Jamaica to bring Alabama its first Mexican / Caribbean fusion concept. Featuring tacos & burrito recipes from his first restaurant "Texican Taco Co" in Huntsville and his "Texas Taco & Chili Co" & "Caribbean CookHouse" in Birmingham, combined with a heavy influence from his wife's Jamaican kitchen.



Mexibbean Island Grille is not accepting investment.
**View investment opportunities on Mainvest**

There will be a full service bar featuring plenty of cold Jamaican Red Stripe beer along with a wide array of rum & tequila infused cocktails.

A large focus will be on curb side to-go service , delivery & catering.

**This is a preview.** It will become public when you start accepting investment.
THE TEAM

**John C . Baker**
Founder
slinging tacos since 1987

**Shanice Baker**
C0- Founder
the authentic Jamaican co-founder in this endeavor !!

**This is a preview.** It will become public when you start accepting investment.
SAMPLE MENU - NEW MENU WILL BE SIMILAR W/ADDITIONS

**This is a preview.** It will become public when you start accepting investment.
OUR STORY

It all began in Miami in 1983 , attending FIU cooking in kitchens with those from Latin America & the Caribbean , traveling down to Mexico and Jamaica so many times -launching Texican Taco Co / Texas Taco & Chili Co / Caribbean CookHouse 1987-1993





**OPEN out back of Pale Eddie's Pour House on the Patio!**

# MEXIBBEAN ISLAND GRILL

**ON WHEELS**

"Slow casual dining on island time"

"Like" us on facebook

" Like" us on urbanspoon

# *MENU*

## TACOS $4 each

** Not All Items Available at all Times**

- Jerk Chicken
- Carne Asada
- Chicken Fajita
- Chicken Rancheros
- Steak Fajitas
- Fish (Island Style)

Served on corn or flour tortillas

--------- Choose a Style -----------

**Mexican Taqueria**

cilantro & onion on corn tortilla

**Fajita**

Grilled peppers & onions
w/ shredded cheese

**Texican**

Lettuce, tomato, shredded cheese

## BURRITOS $8 (Chicken, Steak or Veggie)

Grilled burritos served fajita style or just tell us what you want it!

beans, rice, sour cream and more!

## BURGERS $10

cheese burger served w/island fries

## Texacali Chicken or Steak Fajita Sandwich $10

Served with island fries

## Quesadilla $8

Steak or Chicken w/sour cream & salsa

Slinging Taco's Since 1987

## WINGS

#½ lb. (approx. 7 - 8) $6.00

# 1 lb. (approx. 12 - 14) $12.00

** extra ranch or celery $1.00

**Flavors:**

◆ Calypso ◆ Jerk ◆ Mango Habanero ◆ Lemon Pepper ◆ Honey BBQ

**MORE FLAVORS COMING SOON**

**Appetizers:** Chips & Salsa $5.00 ◆ Chips & Queso $6.00 ◆ Island Fries $4.00

**Entrees** (served with plantains, rice & coleslaw) Your choice $15.00

Coconut Shrimp ◆ Jerk Chicken ◆ Curry Chicken ◆ Jerk Pork Chops ◆ Caribbean Pulled Pork ◆ BBQ Ribs

Fajitas "sizzle skillet": Steak or Chicken or Combo

"entrees are available on a limited basis"

Secured Lease February 23, 2021

Required Equipment 95% acquired

**This is a preview.** It will become public when you start accepting investment.

**Data Room**

**Intended Use of Funds**

Target Raise   Maximum Raise

| | |
|---|---:|
| Opening & Operating Capital | $4,700 |
| Mainvest Compensation | $300 |
| **Total** | **$5,000** |

**Financial Forecasts**

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $570,313 | $627,344 | $671,258 | $704,820 | $725,964 |
| Cost of Goods Sold | $170,243 | $187,267 | $200,375 | $210,393 | $216,704 |
| **Gross Profit** | **$400,070** | **$440,077** | **$470,883** | **$494,427** | **$509,260** |
| EXPENSES | | | | | |
| Rent | $21,000 | $21,525 | $22,063 | $22,614 | $23,179 |
| Utilities | $15,000 | $15,375 | $15,759 | $16,152 | $16,555 |
| Salaries | $108,000 | $118,799 | $127,114 | $133,469 | $137,472 |
| Insurance | $14,400 | $14,760 | $15,129 | $15,507 | $15,894 |
| Equipment Lease | $6,000 | $6,150 | $6,303 | $6,460 | $6,621 |
| Repairs & Maintenance | $6,000 | $6,150 | $6,303 | $6,460 | $6,621 |
| Legal & Professional Fees | $3,000 | $3,075 | $3,151 | $3,229 | $3,309 |
| cleaning supplies | $3,000 | $3,075 | $3,151 | $3,229 | $3,309 |
| paper products | $3,600 | $3,690 | $3,782 | $3,876 | $3,972 |
| **Operating Profit** | **$220,070** | **$247,478** | **$268,128** | **$283,431** | **$292,328** |

This information is provided by Mexibbean Island Grille. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

**Documents**

**Investor Agreement**                                        **2021 Balance Sheet**

**Investment Round Status**

| | |
|---|---|
| Target Raise | $5,000 |
| Maximum Raise | $50,000 |
| Amount Invested | $0 |
| Investors | 0 |
| Investment Round Ends | July 16, 2021 |

**Summary of Terms**

| | |
|---|---|
| Legal Business Name | Mexibbean, LL |
| Investment Structure | Revenue Sharing No |
| Investment Multiple | 1.5 |
| Business's Revenue Share | 0.5%-5 |
| Minimum Investment Amount | $10 |
| Repayment Schedule | Quarter |
| Securitization | Non |
| Maturity Date | October 1, 202 |

**Financial Condition**

Mexibbean Island Grille is not accepting investment.

**View investment opportunities on Mainvest**

As of **May 18 , 2021**, Mexibbean Island Grille has debt of **0** outstanding and a cash balance of **$5,000.00**. This debt is sourced primarily from **N/A** and will be senior to any investment raised on Mainvest. In addition to the Mexibbean Island Grille's outstanding debt and the debt raised on Mainvest, Mexibbean Island Grille may require additional funds from alternate sources at a later date.

**No operating history**

Mexibbean Island Grille, LLC was established in **February 2021**. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

**Historical milestones**

Mexibbean Island Grille has been acquiring the needed fixtures and equipment since 2019 and has since achieved the following milestones:

Signed Lease February 2021
Acquired Assets of approx.$55k in fixtures & equipment , including food truck for catering and off-site operations.

Historical financial performance is not necessarily predictive of future performance.

**Risk Factors**

**You Might Lose Your Money**

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mexibbean Island Grille to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. We are a VERY experienced team of operators who have learned from past failures and successes , we believe very strongly that this project will succeed .

**Limited Services**

Mexibbean Island Grille operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

**Lack of Accounting Controls**

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

**Competition**

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mexibbean Island Grille competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mexibbean Island Grille's core business or the inability to compete successfully against the with other competitors could negatively affect Mexibbean Island Grille's financial performance.

**Reliance on Management**

As a securities holder, you will not be able to participate in Mexibbean Island Grille's management or vote on and/or influence any managerial decisions regarding Mexibbean Island Grille. Furthermore, if the founders or other key personnel of Mexibbean Island Grille were to leave Mexibbean Island Grille or become unable to work, Mexibbean Island Grille (and your investment) could suffer substantially.

**Financial Forecasts Risks**

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mexibbean Island Grille and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mexibbean Island Grille is a newly established entity and therefore has no operating history from which forecasts could be projected with.

**Inability to Sell Your Investment**

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

**The Company Might Need More Capital**

Mexibbean Island Grille might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire

Mexibbean Island Grille is not accepting investment.

**View investment opportunities on Mainvest**

interests as an investor. If Mexibbean Island Grille is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

### Changes in Economic Conditions Could Hurt Mexibbean Island Grille

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mexibbean Island Grille's financial performance or ability to continue to operate. In the event Mexibbean Island Grille ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

### No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mexibbean Island Grille nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

### Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information it is possible that you would make a different decision if you had more information.

### Lack of Ongoing Information

Mexibbean Island Grille will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mexibbean Island Grille is allowed to stop providing annual information in certain circumstances.

### Uninsured Losses

Although Mexibbean Island Grille will carry some insurance, Mexibbean Island Grille may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mexibbean Island Grille could incur an uninsured loss that could damage its business.

### Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mexibbean Island Grille's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

### Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mexibbean Island Grille's management will coincide: you both want Mexibbean Island Grille to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mexibbean Island Grille to act conservative to make sure they are best equipped to repay the Note obligations, while Mexibbean Island Grille might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

### Future Investors Might Have Superior Rights

If Mexibbean Island Grille needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

### The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mexibbean Island Grille or management), which is responsible for monitoring Mexibbean Island Grille's compliance with the law. Mexibbean Island Grille will not be required to implement these and other investor protection

### You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mexibbean Island Grille is significantly more successful than your initial expectations.

### You Do Have a Downside

Conversely, if Mexibbean Island Grille fails to generate enough revenue, you could lose some or all of your money.

### Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mexibbean Island Grille, and the revenue of Mexibbean Island Grille can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because

Mexibbean Island Grille is not accepting investment.

**View investment opportunities on Mainvest**

**The Notes Are Unsecured and Uninsured**

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

**Subordination**

The Notes shall be subordinated to all indebtedness of Mexibbean Island Grille to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

**Lack of Guaranty**

The Notes are not personally guaranteed by any of the founders or any other person.

**Limitation of Individual Rights in Event of Default**

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

**COVID-19 Impact**

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Mexibbean Island Grille. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

**This is a preview.** It will become public when you start accepting investment.

**Investor Discussion**

**Blog**

**Press**

**Petitions**

**FAQ**

**Referral Program**

**Business Resource Center**

**Support Center**

**Educational Materials**

**About Us**

**Contact Us**

**Terms of Service**

**Privacy Policy**

Mexibbean Island Grille is not accepting investment.
**View investment opportunities on Mainvest**